UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ESPORTS ENTERTAINMENT GROUP, INC.
Full Name of Registrant

Former Name if Applicable

Block 6, Triq Paceville
Address of Principal Executive Office (Street and Number)

St. Julians, Malta, STJ 3109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ESPORTS ENTERTAINMENT GROUP, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended December 31, 2023 (the “Quarterly Report”) by the deadline of February 14, 2024, the filing date applicable to non-accelerated filers. The delay experienced by the Registrant in completing its unaudited condensed consolidated financial statements and other disclosures in the Quarterly Report is due to challenges the Registrant has been facing, which led to its recent decision and announcement to delist is securities from the Nasdaq Capital Markets (“Nasdaq”). As a result, the Registrant is continuing to compile the required unaudited financial information to complete the Quarterly Report for the period ended December 31, 2023, to identify, evaluate and incorporate the effects of steps the Company has taken to delist and reposition its strategy, and its ongoing cost-saving activities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Villani	(356)	2713 1276
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table provides preliminary summary unaudited financial information based on a compilation of financial results that is currently available. It is not a comprehensive statement of the Registrant’s financial results and is subject to change and may be further updated for the impacts of recent events that includes a delisting from Nasdaq to OTCMarkets, a repositioning of its strategy, and its ongoing cost-saving activities. The Registrant made a decision to withdraw from Nasdaq as it is unable to maintain Nasdaq’s required minimum stockholders’ equity of $2,500,000 (“Equity Rule”) for listed companies. At the time of this filing the Company is under a Nasdaq Panel Monitor and is not in compliance with the Equity Rule. The delisting of the Registrant’s securities from Nasdaq could continue to negatively impact the Registrant and holders of its securities, including the willingness of investors to hold the Registrant’s securities due to the possibility of resulting decreases in the prices, liquidity and trading of the Registrant’s securities; limited availability of price quotations; reduced news and analyst coverage; and reduced ability to raise capital and complete potentially accretive acquisitions. Delisting may also adversely impact the perception of the Registrant’s financial condition, and cause reputational harm with investors, its employees and parties conducting business with the Registrant. The Registrant has carefully weighed these factors against the significant obstacles it faces in maintaining compliance with the Equity Rule and in appropriately addressing the significant obligations of its outstanding preferred stock as a Nasdaq-listed company.

The preliminary unaudited financial information below includes ranges rather than specific amounts as financial statement closing procedures for the three and six months ended December 31, 2023, are not yet complete. These estimates should not be viewed as a substitute for the Registrant’s completed unaudited financial statements prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The results for the three and six months ended December 31, 2023, are expected to be fundamentally different from the same period in the prior year.

The preliminary estimated results below are not necessarily indicative of the results to be expected for any future period. See the sections titled “Cautionary Statements Regarding Forward-Looking Information” and “Risk Factors”, including, those on material weaknesses in internal control of financial reporting, income taxes, and information technology general controls which remain unremediated, in our filings with the SEC, for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our unaudited financial data presented below and the actual unaudited financial data we will report for the three and six months ended December 31, 2023. While the Registrant continues efforts to remediate the material weaknesses, management cannot provide assurance as to when such remediation will conclude, nor can management be certain of whether additional actions will be required or the costs of any such actions may cause further delays. Our independent registered public accountants have not audited, reviewed, compiled or performed any procedures with respect to this financial information. Accordingly, our independent registered public accountants do not express an opinion or provide any form of assurance with respect thereto.

The preliminary unaudited estimated ranges for net revenues, operating expenses, other income (expense), net and net loss for the three and six months ended December 31, 2023 and 2022 follow:

	Three Months Ended December 31, 2023 Estimated (Unaudited)		Six Months Ended December 31, 2023 Estimated (Unaudited)
	Low	High	Low	High
Net Revenue (1)	$2,500,000	$2,600,000	$5,200,000	$5,300,000
Operating expenses(2)	$(5,800,000)	$(6,300,000)	$(13,500,000)	$(14,000,000)
Total other income (expense), net(3)	$(500,000)	$(1,000,000)	$(500,000)	$(1,000,000)
Net loss (4)	$(3,800,000)	$(4,700,000)	$(8,800,000)	$(9,700,000)

(1)	Net revenue is expected to have decreased significantly, as result of: (i) the sale of the Bethard iGaming business and Spanish iGaming operations and (ii) the previous closing and liquidation and deconsolidation of the Argyll iGaming operations, which have impacted the three months and six months ended December 31, 2023, when compared to the three months and six months ended December 31, 2022, respectively. For the prior three and six months period ended December 31, 2022, net revenue was $6.4 million and $16.0 million, respectively.

(2)	Operating expenses have also significantly reduced as a result of the sale and liquidations of the businesses noted above and other cost reductions. For the prior three and six months ended December 31, 2022, operating expenses was $(27.9) million and $(43.6) million, respectively.

(3)	Other income (expense), net included a $8.6 million gain on the elimination of a derivative liability, a $5.0 million gain on change in fair value of warrant liability, offset by $(4.4) million in net other expense for interest, fair value of contingent consideration and other non-operating income in the six month period ending December 31, 2022 compared to $(0.3) million loss driven by the expense on the derivative liability for the six month period ended December 31, 2023. For the prior three and six months ended December 31, 2022, total other income (expense), net was $7.4 million and $9.3 million, respectively.

(4)

The Net loss amount is preliminary, and exclude the effects, if any, that result from the evaluation of the recoverability of the Registrant’s goodwill and intangible assets, a final determination of the derivative liability related to its Series C and Series D Convertible Preferred Stock, and other potential charges for the three months and six months ended December 31, 2023. For the prior three and six months ended December 31, 2022, and net loss was $(14.1) million and $(18.3) million, respectively.

Total preliminary stockholders’ deficit, excluding the effects, if any, that result from the evaluation of the recoverability of the Registrant’s goodwill and intangible assets, a final determination of the derivative liability related to its Series C and Series D Convertible Preferred Stock, and other potential charges for the three months and six months ended December 31, 2023, at December 31, 2023, is expected to be approximately $(1.6) million, which is below the minimum equity required by Nasdaq under its Equity Rule. The decrease from $4.8 million stockholders equity as of June 30, 2023, is driven by continued losses of the Registrant, the reclass of the Series C Convertible Preferred Stock to mezzanine equity of approximately $3.5 million driven by limited availability of unissued common stock, offset by proceeds from the Registrant’s  “at the market” equity offering program (“ATM”) sales of approximately $5.2 million, net of approximately $0.2 million in issuance costs. Subsequent to December 31, 2023, and the holder of the Series D Convertible Preferred Stock redeemed approximately $2.6 million of these proceeds as part of the ATM agreement. The total preliminary stockholders’ deficit is subject to materially change upon the completion of the unaudited condensed consolidated financial statements for the three and six months ended December 31, 2023 and 2022.

Liquidity

The Registrant has an accumulated deficit and it has a history of recurring losses from operations and recurring negative cash flows from operations. At December 31, 2023, the Registrant had approximately $1.1 million of available cash on-hand. The amount of available cash on hand on February 14, 2024, one business day preceding this filing, was approximately $0.3 million.

The Registrant’s current liquidity as well as future market and economic conditions may be deemed outside the control of the Registrant as it relates to obtaining financing and generating future profits. A delisting to the OTCMarkets is expected to also impact the Registrant’s ability to raise funds in the future and impact the Registrant’s securities by reducing the willingness of investors to hold our securities because of expected decreases in the prices, liquidity and trading of our securities, and the limited availability of price quotations and news and analyst coverage. The Registrant’s additional financing sources are expected to be directly from investors or through future offerings, where the amount of the offering has not yet been determined.

ESPORTS ENTERTAINMENT GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2024	By:	/s/ Michael Villani
	Name:	Michael Villani
	Title:	Chief Financial Officer